Exhibit 99.1

AGNICO EAGLE PROVIDES UPDATE ON QUEBEC OPERATIONS

Toronto (March 24, 2020) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or the “Company”) is providing an update following yesterday afternoon’s order by the Government of Quebec to close all non-essential businesses relating to COVID-19.  Pursuant to this order, mining operations have been directed to minimize their activities until April 13, 2020.  The Company is communicating with the Government of Quebec to ensure compliance with its order and will discuss procedures at the Company’s Quebec operations while having regard to the health and safety of our employees and communities.  Any impact to operations or production guidance, which may include the suspension of mining activities at the Company’s operations in the Abitibi region of Quebec (the LaRonde Complex, the Goldex mine and the Canadian Malartic mine (50%)) and moving to care and maintenance until April 13, 2020, will be provided to the market in due course.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at March 24, 2020.  Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.  When used in this news release, the words “expect”, “may”, “plan”, “will” and similar expressions are intended to identify forward-looking statements.

Such statements include, without limitation: the Company’s plans with respect to mining activities and its operations in the Abitibi region of Quebec; and other statements regarding the impact of the COVID-19 pandemic on the Company’s operations and overall business.

Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2018 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2018 (“Form 40-F”) filed with the U.S. Securities and Exchange

Commission (the “SEC”) as well as: uncertainties with respect to the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, which could have an adverse impact on many aspects of the Company’s business including, employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex and Meliadine mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, insurance premiums, and the ability to procure inputs required for the Company’s operations and projects; and uncertainties with respect to the effect on the global economy related to COVID-19, which could continue to negatively affect financial markets, including the trading price of the Company’s shares and the price of gold, and could adversely affect the Company’s ability to raise capital.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.